DUPONT®

DuPont Canada Inc.
P.O. Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3
(905) 821-3300 Tel
(905) 821-5110 Fax

February 14, 2003

Securities & Exchange Commission
450 5th Street, NW
Judiciary Plaza
Washington, DC 20549 U.S.A.

Re: File 82-19
DUPONT CANADA INC.

Dear Sir or Madam:

Please be advised that on February 14, 2003 the Board of Directors of DuPont Canada Inc. declared the following dividend:

A dividend for the quarter ending March 31, 2003 of ten cents (10¢) per share on the Class A Common Stock is hereby declared from earnings, payable April 30, 2003 to shareholders of record on April 1, 2003.

This information is provided pursuant to the exemption set forth in Rule 12g 3-2 (b) (1).

Yours very truly,

DUPONT CANADA INC.

[signature]

Carolyn Harkness
Administrative Assistant

dlw 3/4